SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of January, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A
Publicly traded company
CNPJ/MF n. 60.643.228/0001-21
NIRE: 35.300.022.807

NOTICE TO THE MARKET

VCP informs that the shareholders of Aracruz common shares that acquired its shares until the stock market session of January 19th, 2009, will be granted with appraisal rights.

VCP highlights that from today’s stock market session, January 20th, 2009, whoever acquire Aracruz common shares will not  be granted appraisal rights.

São Paulo, January 20th, 2009.

Investor Relations Officer
Votorantim Celulose e Papel S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: January 20, 2009	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer